Exhibit 99.15

form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1:	Name and Address of Company

Nuvei Corporation (the “Company”)

1100 René-Lévesque W., suite 900

Montréal, Quebec

H3B 4N4

ITEM 2:	Date of Material Change

April 1, 2024.

ITEM 3:	News Release

A news release was disseminated over PR Newswire and filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov on April 1, 2024.

ITEM 4:	Summary of Material Change

On April 1, 2024, the Company announced that it had entered into a definitive arrangement agreement (the “Arrangement Agreement”) to be taken private by Advent International (“Advent”), with the support of each of the Company’s holders of multiple voting shares (“Multiple Voting Shares”), being Philip Fayer, certain investment funds managed by Novacap Management Inc. (collectively, “Novacap”) and CDPQ, via an all-cash transaction which values the Company at an enterprise value of approximately US$6.3 billion.

ITEM 5:	Full Description of Material Change

On April 1, 2024, the Company announced that Advent will acquire all the issued and outstanding subordinate voting shares of the Company (the “Subordinate Voting Shares”) and Multiple Voting Shares that are not Rollover Shares (as defined below). The Subordinate Voting Shares and Multiple Voting Shares (collectively, the “Shares”) acquired in the transaction will each be acquired for a price of US$34.00 per Share, in cash.

This price represents a premium of approximately 56% to the closing price of the Subordinate Voting Shares on the Nasdaq Global Select Market (“Nasdaq”) on March 15, 2024, the last trading day prior to media reports concerning a potential transaction involving the Company and a premium of approximately 48% to the

90-day volume weighted average trading price1 per Subordinate Voting Share as of such date.

Philip Fayer, Novacap and CDPQ (together with entities they control directly or indirectly, collectively, the “Rollover Shareholders”) have agreed to roll approximately 95%, 65% and 75%, respectively, of their Shares (the “Rollover Shares”) and are expected to receive in aggregate approximately US$560 million in cash for the Shares sold on closing2. Philip Fayer, Novacap and CDPQ are expected to indirectly own or control approximately 24%, 18% and 12%, respectively, of the equity in the resulting private company.

The proposed transaction has the support of each of the holders of Multiple Voting Shares, namely Philip Fayer, Novacap and CDPQ, who collectively represent approximately 92% of the voting power attached to all the Shares.

The Company’s Board of Directors (the “Board”), after receiving advice from the Company’s financial advisor and outside legal counsel, is unanimously recommending (with interested directors abstaining from voting) that the Company’s shareholders vote in favour of the transaction. This recommendation follows the unanimous recommendation of a special committee of the Board which is comprised solely of independent directors and was formed in connection with the transaction (the “Special Committee”). The Special Committee was advised by independent legal counsel and retained TD Securities Inc. (“TD”) as financial advisor and independent valuator.

Further Transaction Details

The transaction will be implemented by way of a statutory plan of arrangement under the Canada Business Corporations Act. Implementation of the transaction will be subject to, among other things, the following shareholder approvals at a special meeting of shareholders to be held to approve the proposed transaction (the “Meeting”): (i) the approval of at least 66 2/3% of the votes cast by the holders of Multiple Voting Shares and Subordinate Voting Shares, voting together as a single class (with each Subordinate Voting Share being entitled to one vote and each Multiple Voting Share being entitled to ten votes); (ii) the approval of not less than a simple majority of the votes cast by holders of Multiple Voting Shares; (iii) the approval of not less than a simple majority of the votes cast by holders of Subordinate Voting Shares; (iv) if required, the approval of not less than a simple majority of the votes cast by holders of Multiple Voting Shares (excluding the Multiple Voting Shares held by the Rollover Shareholders and any other shares required to be excluded pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”); and (v) the approval of not less than a simple majority of the votes cast by holders of Subordinate Voting Shares (excluding the Subordinate Voting Shares held by the Rollover Shareholders and any other shares required to be excluded pursuant to MI 61-101). The transaction is also subject to court approval and customary closing conditions, including receipt of key regulatory approvals, is not subject to any

1 Based on Canadian composite (Toronto Stock Exchange and all Canadian marketplaces) and U.S. composite (Nasdaq and all U.S. marketplaces).

2 Percentages and amount of expected cash proceeds are based on current assumed cash position and are subject to change as a result of cash generated before closing.

financing condition and, assuming the timely receipt of all required key regulatory approvals, is expected to close in late 2024 or the first quarter of 2025.

The Arrangement Agreement contains certain termination rights in favour of each of the Company and the subsidiary of Advent that is the purchaser under the Arrangement Agreement (the “Purchaser”) including, among others, where (i) the transaction has not been consummated on or before January 15, 2025, which may be extended to April 1, 2025 to obtain required regulatory approvals, (ii) a law having been enacted, made, enforced or amended, as applicable, that makes the consummation of the transaction illegal or otherwise permanently prohibits or enjoins the consummation of the transaction and such law having become final and non-appealable, or (iii) the transaction having not been approved at the special meeting of shareholders of the Company held for such purpose.

The Arrangement Agreement includes a non-solicitation covenant on the part of the Company, which is subject to customary “fiduciary out”, providing the Company with a termination right in connection with the entry into a definitive agreement with respect to a superior proposal in accordance with the terms of the Arrangement Agreement at any time prior to the transaction being approved by shareholders of the Company. The Purchaser may terminate the Arrangement Agreement if, among other things, the Board or Special Committee, among other things, changes or withdraws its recommendation in favour of the transaction at any time prior to the transaction being approved by the shareholders of the Company. In such cases, a termination fee of US$150 million would be payable by the Company to the Purchaser. A reverse termination fee of US$250 million would be payable by the Purchaser to the Company if the transaction is not completed in certain circumstances.

In connection with the proposed transaction, each director and certain members of senior management of the Company and each Rollover Shareholder has entered into a customary support and voting agreement pursuant to which it has agreed, subject to the terms thereof, to support and vote all of their Shares in favour of the transaction. Consequently, holders of approximately 0.3% of the Subordinate Voting Shares and holders of 100% of the Multiple Voting Shares, representing approximately 92% of the total voting power attached to all of the Shares, have agreed to vote their Shares in favour of the transaction.

Following completion of the transaction, it is expected that the Subordinate Voting Shares will be delisted from each of the Toronto Stock Exchange and the Nasdaq and that the Company will cease to be a reporting issuer in all applicable Canadian jurisdictions and will deregister the Subordinate Voting Shares with the U.S. Securities and Exchange Commission (the “SEC”).

Fairness Opinions and Formal Valuation and Voting Recommendation

The Arrangement Agreement was the result of a comprehensive negotiation process with Advent that was undertaken with the supervision and involvement of the Special Committee advised by independent and highly qualified legal and financial advisors.

The Special Committee retained TD as financial advisor and independent valuator. In arriving at its unanimous recommendation in favour of the transaction, the

Special Committee considered several factors which will be outlined in public filings to be made by the Company. These include a formal valuation report prepared by TD in accordance with MI 61-101 (the “Formal Valuation”) and a fairness opinion rendered by TD. TD orally delivered to the Special Committee the results of the Formal Valuation, completed under the Special Committee’s supervision, opining that, as of April 1, 2024, subject to the assumptions, limitations and qualifications communicated to the Special Committee by TD and to be contained in TD’s written Formal Valuation, the fair market value of the Shares is between US$33.00 and US$42.00 per Share. TD orally delivered a fairness opinion to the Special Committee to the effect that, as of April 1, 2024, subject to the assumptions, limitations and qualifications communicated to the Special Committee, and to be contained in TD’s written fairness opinion (the “TD Fairness Opinion”), the consideration to be received by shareholders (other than the Rollover Shareholders and any other shareholders required to be excluded pursuant to MI 61-101) pursuant to the Arrangement Agreement is fair, from a financial point of view, to such shareholders. Barclays Capital Inc., financial advisor to the Company, delivered a fairness opinion to the Board to the effect that, as of April 1, 2024, subject to the assumptions, limitations and qualifications described therein, the consideration to be received by shareholders (other than the Rollover Shareholders in respect of the Rollover Shares) pursuant to the Arrangement Agreement and the Plan of Arrangement is fair, from a financial point of view, to such shareholders (together with the TD Fairness Opinion, the “Fairness Opinions”).

The Board received the Fairness Opinions and the Formal Valuation and, after receiving the unanimous recommendation of the Special Committee and advice from the Company’s financial advisor and outside legal counsel, the Board unanimously (with interested directors abstaining from voting) determined that the transaction is in the best interests of the Company and is fair to its shareholders (other than the Rollover Shareholders and any other shareholders required to be excluded pursuant to MI 61-101) and unanimously recommended (with interested directors abstaining from voting) that shareholders vote in favour of the transaction.

Forward-Looking Information

This material change report contains “forward-looking information” and “forward-looking statements” (collectively, “Forward-looking information”) within the meaning of applicable securities laws. This forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, statements regarding the proposed transaction, including the pro forma ownership of the Rollover Shareholders, proposed timing and various steps contemplated in respect of the transaction are forward-looking information.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management, and although the forward-looking information contained herein is based upon what management believes are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under “Risk Factors” of the Company’s annual information form filed on March 5, 2024. These risks and uncertainties further include (but are not limited to) as concerns the transaction, the failure of the parties to obtain the necessary shareholder, regulatory and court approvals or to otherwise satisfy the conditions to the completion of the transaction, failure of the parties to obtain such approvals or satisfy such conditions in a timely manner, significant transaction costs or unknown liabilities, failure to realize the expected benefits of the transaction, and general economic conditions. Failure to obtain the necessary shareholder, regulatory and court approvals, or the failure of the parties to otherwise satisfy the conditions to the completion of the transaction or to complete the transaction, may result in the transaction not being completed on the proposed terms, or at all. In addition, if the transaction is not completed, and the Company continues as a publicly-traded entity, there are risks that the announcement of the proposed transaction and the dedication of substantial resources of the Company to the completion of the transaction could have an impact on its business and strategic relationships (including with future and prospective employees, customers, suppliers and partners), operating results and activities in general, and could have a material adverse effect on its current and future operations, financial condition and prospects. Furthermore, in certain circumstances, the Company may be required to pay a termination fee pursuant to the terms of the Arrangement Agreement which could have a material adverse effect on its financial position and results of operations and its ability to fund growth prospects and current operations.

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that the Company anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company’s business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents the Company’s expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, the Company disclaims any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

ITEM 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7:	Omitted Information

None.

ITEM 8:	Executive Officer

For further information, please contact:

David Schwartz, Chief Financial Officer
david.schwartz@nuvei.com
(514) 313-1190

ITEM 9:	Date of Report

April 1, 2024.